Exhibit 99.1

For Immediate Release

Interest Payable on Nexen’s 7.35% Subordinated Notes

Calgary, Alberta, January 5, 2011 – Nexen Inc. announces the regular quarterly interest payment on its 7.35% Subordinated Notes due 2043 of US$0.459375 per note, payable February 1, 2011, to note holders of record on January 15, 2011.

The notes are listed for trading on the TSX: NXY.PR.U and the NYSE: NXYPRB.

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. We are focused on three growth strategies: oil sands and unconventional gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deep-water Gulf of Mexico. We add value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For further information, please contact:

Tim Chatten, P.Eng
Analyst, Investor Relations
(403) 699-4244

Blair Bateson
Analyst, Investor Relations
(403) 699-6818

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com